SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. )


                         Weyerhaeuser Company
                           (Name of Issuer)

                      Common Stock, par value $1
                    (Title of Class of Securities)


                              962166104
                           (CUSIP Number)


                            David Winters
                    Franklin Mutual Advisers, LLC
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2177

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           April 19, 2005
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Franklin Mutual Advisers, LLC


2. CHECK THE APPROPRIATE BOX
   IF A MEMBER OF A GROUP (a)[] (b)[X]

3. SEC USE ONLY

4. SOURCE OF FUNDS

   See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    16,964,198 (See Item 5)

8. SHARED VOTING POWER

    NA

9. SOLE DISPOSITIVE POWER

    16,964,198 (See Item 5)

10. SHARED DISPOSITIVE POWER

    NA

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,964,198 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.1% (See Item 5)


14. TYPE OF REPORTING PERSON IA



Item 1.  Security and Issuer

This statement relates to the Common Stock (the "Common Stock ") of Weyerhaeuser Company, a Washington corporation (the "Issuer"). The Issuer's principal executive offices are located at 33663 Weyerhaeuser Way South, Federal Way, Washington 98063

Item 2. Identity and Background

        (a) Name:

            Franklin Mutual Advisers, LLC ("FMA")

        (b) State of Organization:

            Delaware

        (c) Principal Business:

An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual Series Fund Inc.

            Address of Principal Business/Principal Office:

            51 John F. Kennedy Parkway
            Short Hills, NJ 07078

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

(a) The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen and, during the last five years, no person listed in Exhibit A attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $1,150.3 million (including brokerage commissions). All such funds were provided from investment capital of FMA's respective advisory clients.

Item 4.  Purpose of Transaction

Advisory clients of FMA are the beneficial owners of approximately 7.1% of the Common Stock. FMA believes that the Common Stock of the Issuer is undervalued and that steps can and should be taken by the Issuer to increase the market valuation of the Common Stock. FMA has initiated discussions with the Issuer on alternatives for realizing the unrecognized value of the Issuer. FMA intends to continue its dialogue with, and to take an active interest in, the Issuer regarding, among other things, the Issuer's strategic direction, corporate governance and management, and to communicate from time to time with the Issuer's executive management and board of directors and with other holders of the Common Stock regarding such matters.

FMA may in the future acquire additional shares of Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by it in one or more transactions. Other than as described above, FMA does not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a-b) One or more of FMA's advisory clients is the owner of 16,964,198 shares of the Common Stock, representing 7.1% of the outstanding Common Stock. Investment advisory contracts with FMA's advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of 16,964,198 shares of Common Stock. All percentages of shares of Common Stock owned described in this statement are based upon 240,625,433 shares of Common Stock outstanding at February 25, 2005 as set forth in the Issuer's Proxy Statement on Schedule 14A dated March 15, 2005.

FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) Exhibit B sets forth all transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than respective advisory clients of FMA have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7. Materials to be Filed as Exhibits

Exhibit A       Executive Officers and Directors of Reporting Persons

Exhibit B       Summary of Transactions Within the Last Sixty Days


After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


April 29, 2005


Franklin Mutual Advisers, LLC





/s/ David J. Winters
DAVID J. WINTERS
President and Chief Investment Officer


Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS
Name
Present Principal Occupation/Employment
Residence or Business Address

James R. Baio
Senior Vice President/Chief Financial Officer  FMA
FRI

Philippe Brugere-Trelat
Vice President  FMA
FRI

Michael Embler
Senior Vice President - FMA
FMA

Barbara J. Green
Secretary - FMA
FRI

Ephraim Karpel
Vice President - Trading
FMA

Peter A. Langerman
Chief Executive Officer - FMA
FMA

Kenneth A. Lewis
Treasurer - FMA
FMA

Timothy Stearns
Chief Compliance Officer  FMA
FRI

Bradley Takahashi
Vice President - FMA
FMA

David J. Winters
President and Chief Investment Officer   FMA
FMA

FRI    Franklin Resources, Inc.
         One Franklin Parkway
         San Mateo, CA 94403-1906

Parent Company of Franklin/Templeton Distributors, Inc., (the Parent Company of Franklin Mutual Advisers, LLC) and a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.

FMA   Franklin Mutual Advisers, LLC
      51 John F. Kennedy Parkway
      Short Hills, NJ 07078

An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to Franklin Mutual Series Fund Inc.




Exhibit B

Summary of Transactions Within the Last Sixty Days

Date      Buy/Sell      No. of Shares  Price

03/18/05  buy                   812,891        $68.0740
03/21/05  buy                   357,700        $68.5442
03/21/05  buy                    30,200        $68.4347
03/22/05  buy                   546,500        $68.8123
03/22/05  buy                    67,000        $68.6354
03/23/05  buy                   564,700        $68.2043
03/23/05  buy                    14,600        $68.2431
03/24/05  buy                   365,000        $68.0210
03/24/05  buy                    50,000        $67.9781
03/28/05  buy                   482,500        $67.7968
03/29/05  buy                   682,200        $67.7149
03/29/05  buy                    26,400        $67.0066
03/30/05  buy                   288,000        $67.8624
03/31/05  buy                   302,000        $68.6219
04/01/05  buy                   661,000        $68.6851
04/04/05  buy                   239,000        $68.5260
04/04/05  buy                   229,770        $69.1443
04/05/05  buy                   645,400        $69.8355
04/06/05  buy                   314,000        $70.8132
04/06/05  buy                    17,400        $70.8596
04/07/05  buy                   404,200        $71.4366
04/08/05  buy                   729,800        $71.1251
04/11/05  buy                   563,599        $70.6874
04/12/05  buy                   507,308        $70.6842
04/13/05  buy                 1,068,300        $70.3514
04/14/05  buy                 1,125,400        $69.3347
04/15/05  buy                   600,000        $67.8017
04/19/05  buy                   531,400        $65.5117
04/20/05  buy                   270,500        $65.5442
04/20/05  buy                   450,000        $65.6873
04/21/05  buy                   300,000        $64.0772
04/21/05  buy                   192,400        $64.8248
04/21/05  buy                   162,800        $63.6724
04/21/05  buy                   260,000        $63.8800
04/22/05  buy                   270,100        $63.3952
04/22/05  buy                   101,000        $63.2745
04/25/05  buy                   195,500        $62.5800
04/26/05  buy                   558,000        $63.0052
04/27/05  buy                   860,700        $64.8310
04/27/05  buy                    17,000        $63.8432
04/28/05  buy                 1,100,000        $65.7887